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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                               NATIONSRENT, INC.
                         ------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   638588 10 3
                         ------------------------------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                      One S.E. Third Ave., Miami, FL 33131

                            TEL. NO. (305) 374-5600
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 21, 2001
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: _

                         (Continued on following pages)

                              (Page 1 of 8 Pages)


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CUSIP NO.  638588 10 3                13D                   PAGE 2  OF 8 PAGES
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            H. FAMILY INVESTMENTS, INC.
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [ ]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            FLORIDA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
        NUMBER OF                        - 0 -
         SHARES                --------- ---------------------------------------
      BENEFICIALLY                       SHARED VOTING POWER
        OWNED BY                  8
          EACH                           - 0 -
        REPORTING              --------- ---------------------------------------
         PERSON                          SOLE DISPOSITIVE POWER
          WITH                    9
                                         - 0 -
                               --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            - 0 - (1)
----------- --------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [ ]
    12
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            - 0 -
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
----------- --------------------------------------------------------------------
(1) Reflects the disposition of Common Stock set forth in Item 5 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  638588 10 3                13D                   PAGE 3  OF 8 PAGES
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            H. WAYNE HUIZENGA, JR.
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
    2                                                                 (b) [ ]
----------- --------------------------------------------------------------------
            SEC USE ONLY
    3
----------- --------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
----------- --------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) [ ]
    5
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            UNITED STATES OF AMERICA
----------- --------------------------------------------------------------------
                                         SOLE VOTING POWER
                                  7
           NUMBER OF                     - 0 -
            SHARES             --------- ---------------------------------------
         BENEFICIALLY                    SHARED VOTING POWER
           OWNED BY               8
             EACH                        - 0 -
           REPORTING           --------- ---------------------------------------
            PERSON                       SOLE DISPOSITIVE POWER
             WITH                 9
                                         - 0 -
                               --------- ---------------------------------------
                                         SHARED DISPOSITIVE POWER
                                  10
                                         - 0 -
------------------------------ --------- ---------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            - 0 - (1)
----------- --------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES* [X]
    12
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            - 0 -
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
----------- --------------------------------------------------------------------
(1) Reflects the disposition of Common Stock set forth in Item 5 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  638588 10 3                13D                    PAGE 4 OF 8 PAGES
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         This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends the
Amendment No. 5 to Schedule 13D filed on August 8, 2000 ("Amendment No. 5"), by and on behalf of H. Family Investments, Inc., a Florida corporation ("HFI") and
H. Wayne Huizenga, Jr. (collectively, the "HFI Reporting Persons" or "Reporting Persons") with respect to their ownership of NationsRent, Inc., a Delaware corporation (the "Company" or "Issuer") common stock, par value $.01 per share (the "Common Stock"). This Amendment No. 7 reports a disposition of Common Stock by the HFI Reporting Persons in which such persons ceased to be beneficial owners of more than five percent of the Common Stock and are therefore no longer subject to the filing requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         In addition to HFI and H. Wayne Huizenga, Jr., Amendment No. 5 was filed by and on behalf of: Kirk Holdings Limited Partnership, a Nevada limited partnership ("KHLP"), Kirk Holdings Inc., a Nevada corporation ("KHI") and James
L. Kirk (collectively, the "Kirk Reporting Persons"); and Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), Huizenga Investments, Inc., a Nevada corporation ("HII") and H. Wayne Huizenga (collectively, the "Huizenga Reporting Persons") with respect to their ownership of Common Stock. As indicated in Item 3 of Amendment No. 5, the Kirk Reporting Persons, the HFI Reporting Persons, and the Huizenga Reporting Persons formed a group (the "13D Group") for the purposes of the filing requirements of Section 13(d) of the Exchange Act as a result of entering into certain Voting Agreements. Those Voting Agreements have since terminated, the 13D Group is no longer a group for the purposes of the filing requirements of Section 13(d) of the Exchange Act and, accordingly, the Kirk Reporting Persons and the Huizenga Reporting Persons are not joining in filing this Amendment No. 7.


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CUSIP NO.  638588 10 3                13D                   PAGE 5  OF 8 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Not Applicable

         (b) Not Applicable

         (c) Not Applicable

         (d) Not Applicable

         (e) On December 21, 2001, the Reporting Persons transferred 12,000,000 shares of Common Stock to DCB Holdings, Inc., a Florida corporation, in exchange for a promissory note in the aggregate principal amount of $240,000. As a result of such disposition, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock and are therefore no longer subject to the filing requirements of Section 13(d) of the Exchange Act.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint filing statement, dated December 31, 2001 by and among the
            Reporting Persons.
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CUSIP NO.  638588 10 3                13D                   PAGE 6  OF 8 PAGES
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                                   EXHIBIT 1

                                   AGREEMENT

                    RESPECTING JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D reporting each of the undersigned's ownership of shares of Common Stock of NationsRent, Inc., a Delaware corporation, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

         IN WITNESS THEREOF this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated December 31, 2001
                                          H. FAMILY INVESTMENTS, INC.

                                          By: /s/ H. Wayne Huizenga, Jr.
                                             -----------------------------------
                                             H. Wayne Huizenga, Jr.
                                             President and Sole Director

                                         /s/ H. Wayne Huizenga, Jr.
                                             -----------------------------------
                                             H. Wayne Huizenga, Jr.
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CUSIP NO.  638588 10 3                13D                   PAGE 7  OF 8 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                              H. Family Investments, Inc.

                                              By: /s/ H. Wayne Huizenga, Jr.
                                                  -----------------------------
                                                   H. Wayne Huizenga, Jr.
                                                   President and Sole Director

  Dated: December 31, 2001


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CUSIP NO.  638588 10 3                13D                   PAGE 8  OF 8 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 By: /s/ H. Wayne Huizenga, Jr.
                                                     --------------------------
                                                         H. Wayne Huizenga, Jr.

  Dated: December 31, 2001